# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elauwit Connection, Inc., CIK 0002063863
CUSIP: 28417M109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 ALTA VISTA DRIVE, 1700 ALTA VISTA DRIVE, COLUMBIA, South Carolina (SC), 29223
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000891839-25-000117
Filed by CIK 0001202401

## Reporting persons
- RUBENS BARRY R: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 673,396; shared voting power 2,500; sole dispositive power 673,396; shared dispositive power 2,500; aggregate amount beneficially owned 675,896 (10.2% of the class)
  Comment: The shares reported in Rows 5 and 7 are owned by Steele Creek Partners LLC. Mr. Rubens is the managing member of Steele Creek Partners LLC. The shares reported in Rows 6 and 8 are owned by Barry Rubens and Sara Rubens, jointly.
- Steele Creek Partners LLC: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); sole voting power 673,396; shared voting power 0; sole dispositive power 673,396; shared dispositive power 0; aggregate amount beneficially owned 673,396 (10.2% of the class)

## Item 1. Issuer
Name of issuer: Elauwit Connection, Inc.
Address of issuer's principal executive offices: 1700 ALTA VISTA DRIVE, 1700 ALTA VISTA DRIVE, COLUMBIA, SOUTH CAROLINA, 29223.

## Item 2. Person Filing
Name of person filing: The names of the filing persons are Barry R. Rubens ("Mr. Rubens") and Steele Creek Partners LLC ("Steele Creek"). Mr. Rubens and Steele Creek are herein referred to collectively as the "Reporting Persons".
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 1700 Alta Vista Drive, Suite 130, Columbia, SC 29223.
Citizenship: Mr. Rubens is a citizen of the United States. Steele Creek is organized in North Carolina.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover pages for the Reporting Persons.
Percent of class: See Row 11 of the cover pages for the Reporting Persons.
Sole power to vote or to direct the vote: See Row 5 of the cover pages for the Reporting Persons.
Shared power to vote or to direct the vote: See Row 6 of the cover pages for the Reporting Persons.
Sole power to dispose or to direct the disposition: See Row 7 of the cover pages for the Reporting Persons.
Shared power to dispose or to direct the disposition: See Row 8 of the cover pages for the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- RUBENS BARRY R: /s/ Barry R. Rubens, Barry R. Rubens (02/13/2026)
- Steele Creek Partners LLC: /s/ Barry R. Rubens, Barry R. Rubens, Managing Member (02/13/2026)